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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SECOND AMENDMENT
                                       TO
                                   FORM 10-SB
                                   ----------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Pursuant to Section 12(b) or (g) of Securities Exchange Act of 1934



                          SNAKE RIVER PROPERTIES, INC.
                          ----------------------------
                 (Name of Small Business Issuer in its Charter)



           Colorado                                      33-0903751
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



28577 Caminito Pasadero, Suite 420
San Diego, California                                                   92128
----------------------------------------                            ------------
(Address of principal executive offices)                             (Zip Code)



                                 (619) 992-7192
                         ------------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to section 12(g) of the Act:



Title of each class                               Name of each exchange on which
To be so registered                               Each class is to be registered
-------------------                               ------------------------------
   Common Shares                                        Over-the-Counter
                                                         Bulletin Board
                                                            (OTCBB)





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TABLE OF CONTENTS
                                                                    PAGE
      PART I

      Item 1.      Description of Business.....................................1

      Item 2.      Plan of Operations.........................................13

      Item 3.      Description of Property....................................13

      Item 4.      Security Ownership of Certain Beneficial Owners and
                   Management.................................................13

      Item 5.      Directors, Executive Officers, Promoters and
                   Control Persons............................................14

      Item 6.      Executive Compensation.....................................15

      Item 7.      Certain Relationships and Related Transactions.............15

      Item 8.      Description of Securities..................................15

      PART II

      Item 1       Market Price of and Dividends on the Registrants'
                   Common Equity and Other Shareholder Matters................17

      Item 2.      Legal Proceedings..........................................17

      Item 3.      Changes In and Disagreements With Accountants on
                   Accounting and Financial  Disclosure.......................17

      Item 4.      Recent Sales of Unregistered Securities....................17

      Item 5.      Indemnification of Directors and Officers..................18

      PART III

      Item 1.      Index to Exhibits..........................................19

      Item 2.      Description of Exhibits....................................19

      Signatures   ...........................................................20

      PART F/S

      Contents     ...........................................................21

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         (a) Business Development

         Snake River Properties, Inc. (the "Company") was incorporated in the State of Colorado on June 6, 1989. The Company, an entity with a fiscal year ending December 31, is a standard "C" Corporation for federal income tax purposes. The Company, which presently does not have any subsidiaries or affiliated entities, is a development stage enterprise. To date, the Company has no significant operations and no revenues.

         The Company has never been involved in any bankruptcy, receivership or similar proceedings.

         (b) Business of Issuer

         The Company, whose web site is WWW.SNAKERIVERPROPERTIES.COM, intends to operate as an equity real estate investment trust which will acquire, own and operate multi-family residential and multi-tenant industrial properties (the "Properties") located within the Snake River Territory (California, Arizona, Colorado, Nevada, Texas or elsewhere in the Southwestern United States).

GEOGRAPHIC FOCUS

         Management has focused the business plan of the Company on multifamily and multi-tenant light industrial property operations in specific geographic areas within the Snake River Territory. Through careful analysis of certain major metropolitan areas that are regionally centralized within the Southwestern United States, the Company intends to gain and retain a competitive advantage in the acquisition of both multifamily residential and multi-tenant industrial properties. In focusing on specific geographic areas, the executive officers have reviewed demographic information, regional building costs and rents, and other relevant information prior to committing to a specific market. The result of this analysis is a narrowing of the initial focus of investment to San Diego and Riverside Counties in California, the City of Phoenix in Arizona, and the City of Las Vegas in Nevada. In general, management spent at least one year, and in several cases two or more years, evaluating a specific market, gathering relevant published statistics on the various submarkets within a given market area, and targeting a number of submarkets for further investigation. Management then proceeded to gather information on various selected submarkets, including making contacts with local governmental agencies, marketing consultants and other real estate-related entities in order to identify current economic trends and specific market information (E.G., vacancy rates, rental rates and capitalization rates) on multifamily residential properties within the submarkets.

         The multifamily residential Properties to be acquired by the Company are located within the Snake River Territory. The Company believes that owning Properties within the various regional markets of the Snake River Territory will enable the Company to shift or reorient its acquisition strategy depending upon which market provides the most attractive investment opportunities. In the short term, the Company intends to concentrate its multifamily acquisition activities

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in the Southern California and Las Vegas, Nevada markets. With projected average annual compound growth rates for employment, PER CAPITA income and population expected to exceed the national average over the next five years in many of the submarkets in these regions, and with growing demand for, and a limited supply of, multifamily properties, the Company believes that it will be able to acquire attractive investments that have a higher than average potential for income growth and capital appreciation in these regions. The Company will expand its acquisitions throughout the Snake River Territory as current local economic conditions in various Southwestern metropolitan areas stabilize and improve.
Over the long term, the Company believes that multifamily Properties located in Southern California, Arizona, Nevada and Texas will provide favorable investment returns due to the factors described above.

         The Company intends that the initial industrial Properties it will acquire shall be located in Southern California and Las Vegas, Nevada. The Company believes that opportunities to acquire quality industrial Properties at attractive prices will be available in the short-term primarily because of a combination of previously overbuilt industrial properties that have not been fully absorbed and a high number of bank foreclosure sales that have saturated the market over the past three years. The Company will expand its acquisition strategy to include other Southwestern metropolitan areas at a point in time when the economic situation in identified areas stabilizes and improves and the Company believes it can acquire favorable income properties. Over the long-term, the Company believes that industrial properties located in Southern California, Nevada, Arizona, Texas and, eventually, Colorado will provide favorable returns due to the factors described above, as well as general factors, including excellent access to the Pacific Rim through the ports of Long Beach, Houston and Los Angeles, increased trade flows into and from Mexico due to the NAFTA, and large job bases in all of these regions.

FUTURE ACQUISITIONS

         In making acquisitions, the Company will, in the near term, generally seek Properties that are (i) less than 30 years of age at the time of acquisition, (ii) available at prices at or below estimated replacement cost after initial renovations and improvements, (iii) well-located in their markets,
(iv) capable of enhanced performance through intensive asset management and physical improvements, and/or (v) producing an acceptable percentage of anticipated total return in the form of current income.

         The Company presently anticipates acquiring Properties from governmental regulatory authorities, lending institutions, mortgagees in possession and through bankruptcy reorganization proceedings. The Company also expects to make acquisitions directly from owners of properties, as well as through the general brokerage community.

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CREDIT FACILITY

         The Company intends to eventually obtain a commitment, subject to customary conditions, for a $5,000,000 unsecured or, alternatively, secured credit facility from a lender that may be used to finance acquisitions of Properties or for working capital purposes. The credit facility could enable the Company to borrow up to 50 percent or more of the value (as determined by the lender) of any of the otherwise unencumbered Properties of the Company. As security for borrowings under a secured facility, the Company may grant the lender a first mortgage lien on certain Properties designated at the time any borrowing is made. The Company may also pay customary origination fees. There is no guarantee that the Company may arrange a credit facility, secured or unsecured. The Company presently has no commitment for such a credit facility, absolute or conditional or otherwise.

PROPERTY MANAGEMENT

         MULTIFAMILY RESIDENTIAL PROPERTIES

         The Company will manage the multifamily Properties in each of the targeted regions within the Snake River Territory Multifamily Properties shall generally be in the range of 50 to 100 Units. Each Property will utilize proactive management strategies as follows:

                  STAFFING. Each multifamily community will be operated by a staff of trained employees, the number of which will be commensurate with the size and condition of the Property. Snake River intends that typical basic staff positions within each community would include a resident manager and maintenance supervisor. Additional positions that may be filled, depending on the size of the project, include assistant manager, leasing agent, bookkeeper, activities director, maintenance person, groundskeeper, janitor or housekeeper.

                  MARKETING. A marketing plan will be developed for each Property designed to maximize the leasing activity within the market area. In general, marketing plans consist of appropriate signage programs, effective advertising campaigns and continual training and supervision of on-site leasing personnel to ensure maximum conversion of phone/walk-in traffic to signed leases. Signage programs may include the use of permanent community signs, flags, temporary banners, temporary A-frames, project amenity signs or off-site directional signage. Snake River intends to utilize advertising to promote its leasing activities, including newspapers, rental magazines, flyers, newspaper news features, community centers or outreach marketing.

                  OPERATIONS. The Company intends that standardized operating procedures and policies will be used to provide for daily office operations, resident relations, conformance with local, state and federal laws, marketing and leasing procedures, financial and accounting operations, maintenance operations and reporting. The Company intends to utilize restrictive resident qualification standards, as well, to ensure that each project captures a

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significant amount of the qualified residents with its market area. The Company will rely upon standard contractual forms developed by its legal counsel, including move-in/move-out forms, lease forms, rules and regulations, notices, resident tracking forms, and the like. Lease agreements and rental payment procedures will be used which are favorable to the Company as the property owner.

                  The Company intends that rental payment procedures will generally be as follows:

                  1.       Rents shall be due by the first day of the month.

                  2. Rents shall be considered late and subject to a late charge if not paid by the fifth day of the month.

                  3. Three-day notices for any outstanding rental balance shall be delivered on the sixth day of the month.

                  4. The eviction process shall begin on the 15th day of the month, unless the project supervisor deems it appropriate to extend this date for extenuating circumstances.

                  FINANCIAL. The Company intends that an annual operating budget will be prepared for each project which will detail income sources (or offsets), expense categories, debt expenditures, capital expenditures and distributions. Integrated accounting and bookkeeping procedures will be employed through computer technology and specialized property management software. On-site staff will be properly-trained and diligently-supervised to ensure compliance with the Company's financial policies and procedures.

         MULTI-TENANT LIGHT INDUSTRIAL PROPERTIES

         The Company intends to directly manage the Company's industrial Properties upon acquisition of these Properties. As additional industrial Properties are acquired in the Snake River Territory, the Company intends to assume the direct management of these Properties in that region with staff employed by the Company. Day-to-day operations of the industrial Properties will be similar in nature to the multifamily Properties, with variations in operations explained as follows:

                  STAFFING. The Company generally intends that each multi-tenant industrial Property will be staffed by a part-time or full-time on-site property manager/leasing agent. The amount of time devoted to each Property will be dependent upon the size and rental income of the Property. Each on-site property manager/leasing agent will be trained in the nature of the physical plant of industrial buildings, leasing techniques for industrial properties and the insurance and legal policies and requirements of industrial properties.

                  MARKETING. As with multifamily residential Properties, the Company intends that a marketing plan will be developed for each industrial Property that will maximize leasing activity and occupancy rates for each project. The Company intends that primary techniques may include enhanced signage, local broker mailings, local business mailings, direct contact with local businesses, involvement with local chambers of commerce or limited advertising. The Company will seek tenants primarily involved in warehouse, distribution, assembly or light manufacturing activities.

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                  OPERATIONS. As with multifamily Properties, standardized
operating procedures and policies will generally be used on a Company-wide basis for industrial Properties. Leases offered by the Company will typically be in the one- to five-year range. Lease terms generally may include, in most cases, annual adjustments based on changes in the consumer price index and some amount of free rent or other rental concession, depending on local market conditions. The standard lease will also include some provision for a refurbishing and/or tenant improvement allowance with the amount depending upon the length of the lease, the size of the space leased and the use. Standard lease terms will generally include a stipulated due date for rent payment, late charges, no offset or withholding provisions, a security deposit clause, as well as other provisions generally considered favorable to the landlord.

                  FINANCIAL. As with multifamily Properties, an annual operating budget will be prepared for each project which will detail income sources (or offsets), expense categories, debt expenditures, capital expenditures and distributions. Integrated accounting and bookkeeping procedures will be employed through computer technology and specialized property management software. On-site staff will be properly-trained and diligently-supervised to ensure compliance with the Company's financial policies and procedures.

INSURANCE

         The Company intends to carry comprehensive liability, fire (at replacement cost), flood (where applicable), extended coverage and rental loss insurance with respect to each of its Properties, with policy specifications, limits, and deductibles customarily carried for similar properties. While the Company believes that its insurance coverage will be adequate, there are certain types of extraordinary losses which may be either uninsurable or not economically insurable. The Company generally does not intend to carry earthquake insurance. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a Property and would continued to be obligated on any mortgage indebtedness on the Property. SEE "RISK FACTORS -- REAL ESTATE INVESTMENT CONSIDERATIONS: RISKS OF UNINSURED LOSS."

EMPLOYEES

         The Company initially intends to employ three persons. The Company intends to employ approximately 20 employees in 2001 and approximately 40 employees in 2002.

COMPETITION

         Management intends that all of the Properties will be located in developed areas. There are numerous other multifamily residential and multi-tenant industrial properties within the market area of each of the Properties to be acquired which will compete with the Company for tenants for its Properties. The number of competitive multifamily residential and

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multi-tenant industrial properties in the area could have a materially adverse effect on the Company's ability to lease the multifamily residential or multi-tenant industrial Shares at the Properties and on the amount of rents charged. The Company will be competing for tenants and acquisitions with others who may have greater resources or contacts than the Company and whose officers and directors or trustees may have more experience than that of the Company's officers and directors. The Company may compete in the acquisition of properties with insurance companies, pension funds, private individuals, investment companies and other REITs. SEE "RISK FACTORS -- COMPETITION."

LEGAL PROCEEDINGS

         The Company is not presently involved in any litigation nor, to the Company's knowledge, is any litigation threatened against the Company, or any affiliate thereof.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

         The following is a discussion of the Company's investment policies, financing policies, policies with respect to certain other activities and conflicts of interest policies. The Company's policies with respect to these activities have been determined by the board of directors of the Company and may be amended or revised from time to time at the discretion of the board of directors without a vote of the stockholders of the Company.

         INVESTMENT POLICIES

         The Company's investment objectives will be generally to seek to acquire well-located multifamily residential and multi-tenant industrial Properties. Management believes that properties may be available with prices equal to or less than replacement cost and could provide attractive initial returns and opportunities to increase cash flow through active management. The Company's portfolio of Properties will consist of multifamily residential and multi-tenant industrial properties located in the Snake River Territory (Southern California, Arizona, Nevada, Texas or the Southwestern United States). The Company intends to focus solely on multifamily residential and multi-tenant industrial properties in these regions. The Company believes that, in recent years, the available financial returns have not justified the construction and leasing risk associated with development of multifamily residential or multi-tenant industrial Properties. Thus, the Company does not currently intend to develop multifamily residential or multi-tenant industrial Properties; however, it may decide to do so in the future given favorable economic conditions.

         The Company generally intends to purchase or lease income-producing multifamily residential and multi-tenant industrial Properties for long-term investment and to improve its Properties, or sell such Properties, in whole or in part, when special circumstances warrant. The Company may also participate with other entities in multifamily residential and multi-tenant industrial Property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness, or such financing or indebtedness may by incurred in connection with acquiring investments. Any such financing or indebtedness will have a priority over equity ownership interests in the Company.

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         Subject to the asset and gross income tests necessary for REIT qualification (SEE "FEDERAL INCOME TAX CONSIDERATIONS"), the Company may also invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. Upon closing of this Offering, the Company generally intends to invest the net offering proceeds in liquid money market funds or short-term government securities prior to expenditures for working capital or the acquisition of the Properties. The Company may in the future acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Company's investment policies. In any event, the Company does not intend that its investments in securities will require the Company to register as an "investment company" under the Investment Company Act of 1940, and the Company intends to divest securities before any such registration would be required. The Company has no other stated criteria with respect to any such investment.

         The Company's investment policies with respect to multifamily residential and multi-tenant industrial Properties located in certain geographical regions within the Snake River Territory are set forth below:

         LAS VEGAS MULTIFAMILY RESIDENTIAL

         The Company believes that a special opportunity exists for a stable cash flow and appreciation in the multifamily property sector in Las Vegas. Las Vegas has grown more rapidly than any of the other 'fast-growing' regions in the Pacific southwest. Nearly one-third of the work force in Las Vegas is employed directly in the gaming-related tourist industry. The Company believes that a substantial portion of the remainder of the jobs in Las Vegas are presently in other parts of the service sector of the economy.

         Management believes that a direct correlation exists between the number of hotel rooms built and the number of jobs created in Las Vegas. The Company believes that additional population increases can be projected by taking into account the recent expansion of existing resorts and planned construction within the tourist industry.

         Not only is the population growth affected by expansions within the tourist industry, jobs are also created by the expansion of other industrial operations in the area which total 2,700 new jobs per year. Nevada's employment security research department estimates there will be a total of 240,000 jobs created in Las Vegas between 1999 and 2002. PriceWaterhouseCoopers estimates that there will be a doubling of the population in the next ten years if the present population growth is maintained.

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         LAS VEGAS MULTI-TENANT INDUSTRIAL

         The Company also believes that the multi-tenant industrial sector of the Las Vegas real estate market holds great promise. The vacancy rate of industrial buildings is currently between four and five percent in the areas of the City where the Company plans to acquire property. Las Vegas has a unique set of circumstances giving it an advantage over other major cities in the Southwest which are currently suffering vacancy rates in the mid-teens. Some of these circumstances are: (i) no personal or corporate income taxes exist in Nevada because the State's tax structure is heavily subsidized by taxes on legalized gaming; (ii) Las Vegas is an inbound city for interstate freight services and, therefore, freight rates are relatively low for outbound goods, making a distribution operation less costly as compared to cities such as Salt Lake City; and (iii) Las Vegas is on the main Union Pacific Rail line from the Eastern United States to Los Angeles.

         Las Vegas is also served by McCarran International Airport, an international port of entry and the 18th busiest airport in the United States. It recently underwent a $293,000,000 expansion project. McCarran now serves 30,000,000 passengers annually.

         In a study conducted by CALIFORNIA BUSINESS MAGAZINE, Nevada ranked first among all 50 States in the categories of location, regional economy and business climate. According to a Nevada Development Authority survey, one of the main advantages to locating in Las Vegas is the local government's "pro-business" attitude. Las Vegas has also created several trade zones. The foreign trade zone designation allows that within the specified area, international goods may be stored, manufactured and repackaged without paying duties until they enter U.S. commerce. With these special attributes, the Company believes that Las Vegas will continue to be an advantageous location for owners of businesses which are of an appropriate size and nature to be renters of the Company's multi-tenant industrial Properties.

         SAN DIEGO MULTIFAMILY RESIDENTIAL

         The Company believes that the real estate recession that has gripped Southern California in the mid-90's and which came to an end in 1998 will continue to be followed by strong demand. The recession had the effect of drastically lowering the values of multifamily residential properties. Unrealistic price levels at the end of the 1980s and in the early 1990s gave way to prices that reflect the existing, not future, cash flows of properties. New building permits for multifamily projects were virtually non-existent and many existing multifamily properties were purchased for less than the cost of the land, city fees and building permits that would be required to build a new project.

         The Company believes it still has a window of opportunity to buy underperforming Properties at a discount and improve the performance and condition of these Properties. Prior to the purchase of each Property, whether in San Diego or elsewhere within the Snake River Territory, the Company intends that a thorough management analysis shall be completed which will provide, in great detail, the specific marketing, operating and maintenance policies for

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that specific Property. These analyses generally shall contain the following sections: Executive Summary; Existing Property Improvements; Property Operations; Market Conditions; Management Plan; Project Condition Photos; and Contractor Bids and Cost Estimates. These analyses will allow management to make informed, strategic decisions on how best to increase project income, lower project expenses and provide for a cost-effective rehabilitation (where needed).

         In addition to improved operations on the buildings purchased, the projects purchased in San Diego should be positively impacted by occupancy levels that should rise as the local economy improves and the impact of little construction activity over the past three years is felt. Current population predictions by the San Diego Chamber of Commerce indicate a projected increase in population to 3,262,000 people in 2000. This represents a 23 percent increase since 1991.

         SAN DIEGO MULTI-TENANT INDUSTRIAL

         As with the apartment market in San Diego, values on multi-tenant industrial projects declined significantly in the mid-1990's, and then increased dramatically in the late 1990's. The low prices of former bank-owned properties sold recently reflect the preference of banks in liquidating properties owned through foreclosure actions as quickly as possible. As with multifamily residential properties, the future looks promising for multi-tenant industrial projects, as the combined effects of little recent construction activity, expanding Mexican and other foreign markets created through the NAFTA and a general improvement in the Southern California business climate positively impact the occupancy levels and absorption rates.

         PHOENIX MULTIFAMILY RESIDENTIAL

         Over the last 10 years the Phoenix apartment market has recovered from the bust of the mid-1980s. According to CB Commercial Real Estate Group, building permits peaked at a high 32,547 in 1984 and fell to a low of 706 in 1991, while vacancy rates reached a high of 14 percent in 1988 and are now in the six to eight percent range. Like the San Diego market, the combination of reduced building activity and improving market conditions indicate strong "buy" signals for purchasers of apartment properties. This is reflected in the dramatic increase in the number of units sold.

         Net in-migration has ranged from 36,000 to 39,000 persons per year over the last three years. This continued increase in population has also been a major contributing factor in the improved occupancy rates and rental rates within the area. Job growth has been averaging approximately one percent per year over the last six years. The Company's investment policies in the Phoenix area will consist of identifying and purchasing Properties in the more populated suburban areas (Tempe, Scottsdale, Mesa, Chandler, Glendale, Peoria and North Phoenix) which are near major transportation corridors and larger employment centers.

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         PHOENIX MULTI-TENANT INDUSTRIAL

         Multi-tenant industrial properties in Phoenix have also shown gradual improvement over the last few years as the business climate has continued to improve. It is not anticipated that the NAFTA will have as big an impact on the Phoenix market as markets in Southern California, but the proximity of Phoenix to the large Southern California market will continue to benefit the manufacturing and distribution segments of the Phoenix industrial sector. The lower labor and rental costs in Phoenix have historically been attractive to manufacturers interested in serving California cities. This trend should continue into the future as California's economy continues to boom.

FINANCING POLICIES

         The Company's debt financing policies will be determined from time to time in light of then-current economic conditions, relative costs of debt and equity capital, market values of its Properties, growth and acquisition opportunities, in addition to other factors. To the extent that the board of directors of the Company determines to obtain additional capital, the Company may raise such capital through additional equity offerings (including offerings of senior securities), debt financings or retention of cash flow (subject to provisions in the Code concerning taxability of undistributed REIT income) or a combination of these methods.

         To the extent that the board of directors determines to obtain additional debt financing, the Company intends to do so generally through mortgages on its Properties and lines of credit. These mortgages may be recourse, non-recourse or cross-collateralized and may contain cross-default provisions. The Company does not have a policy limiting the number or amount of mortgages that may be placed on any particular Property, but standard mortgage financing instruments usually limit additional indebtedness on such Properties. The Company may also determine to issue debt securities (which may be convertible into shares of Common Stock or be accompanied by warrants to purchase such shares) and to finance acquisitions through the exchange of Properties or issuance of shares of Common Stock or other securities, including senior securities.

         In the future, the Company may seek to extend, expand, reduce or renew credit facilities from a lender that may be used to finance acquisitions of Properties, or obtain new credit facilities or lines of credit. Future credit facilities and lines of credit may be used for the purpose of making acquisitions or capital improvements, providing working capital or meeting the taxable income distribution requirements for REITs under the Code if the Company has taxable income without receipt of cash sufficient to enable the Company to meet such distribution requirements.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

         The Company may, but does not presently intend to, make investments other than those previously described. The Company has authority to offer its shares of Common Stock or other equity or debt securities in exchange for Property and to repurchase or otherwise reacquire its shares of Common Stock or any other securities and may engage in such activities in the future. The

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Company in the future may also make loans to joint ventures in which it participates. Since the Company does not presently intend to engage in these activities, it has not established any specific policies or criteria with respect to such activities. The Company does not intend to engage in trading, underwriting or the agency distribution or sale of securities of other issuers. At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code to qualify as a REIT unless, because of circumstances or changes in the Code (or in the regulations promulgated thereunder), the board of directors determines that it is no longer in the best interests of the Company to qualify as a REIT. The Company's policies with respect to such activities may be reviewed and modified from time to time by the Company's board of directors without a vote of the stockholders.

CONFLICT OF INTEREST POLICIES

         The Company has adopted certain policies designed to reduce potential or actual conflicts of interest. In general, the Company does not intend to engage in any transactions with any director, officer or affiliate thereof involving the sale of disposition of an equity interest in any Property of the Company to such person absent the approval of a disinterested majority of the board of directors. Most other transactions between the Company and any director or officer, or affiliate thereof, must be approved by a majority vote of the disinterested directors as being fair, competitive and commercially reasonable and no less favorable to the Company than similar transactions between unaffiliated parties under the same circumstances. Such restrictions do not apply where such director, officer or affiliate has acquired the property for the sole purpose of facilitating its acquisition by the Company, and the total consideration paid by the Company does not exceed the cost of the property to such person (where the cost is increased by the person's holding costs and decreased by any income received by the person from the property) and no special benefit results to such person other than receipt of ordinary income related to such property during the holding period sufficient to allow such person to bear no loss arising from the cost of holding money.

FORWARD-LOOKING STATEMENTS

         This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on managements' current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Plan of Operation" and "Description of Business", regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

         Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition and the ability to successfully complete financing.

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         (c) Reports to Security Holders

         The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 2. PLAN OF OPERATIONS.

Business Operation (Please see Item 1. (b) Business of Issuer).

FINANCING

         The Company's management is seeking funding from a variety of sources including private placements of its stock, public offerings of its stock, as well as debt financing. Additionally, business combinations with entities with significant cash will be considered. However, there can be no assurance management will be successful in these endeavors.

         For the twelve month period from January 1, 2000 to December 31, 2000 it is anticipated, absent the Company's obtaining other sources of liquidity as described above, the Company's primary funding for ongoing corporate expenses, such as legal and accounting fees and filing fees, will be provided by the private sale of the Company's securities.

         The Company's management is commencing discussions with investment bankers pertaining to a stair step financing plan. This will encompass initial seed capital, a first and second level of private placements, bridge financing, mezzanine financing and an eventual initial public offering. However, there can be no assurance management will be successful in these endeavors.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company does not own any physical properties at this time.

         The Company's corporate executive office presently is located at 18577 Caminito Pasadero, Suite 420, San Diego, California 92128.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares previously issued by the Company) as of September 29, 2000 by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) the executive officers of the Company, and (iv) by all directors and executive officers of the Company as a group, prior to and upon completion of this Offering. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

                     Name and Address              Shares of        Percent of
Title of Class       of Beneficial Owner(1)        Common Stock     Common Stock
--------------       ----------------------        ------------     ------------

Common               Ruth Blair Ltd., IBC            416,375            8.22
                     c/o Callenders & Co.
                     One Millars Court
                     Nassau, N.P., Bahamas

Common               InversaMex Capital, Ltd.        416,375            8.22
                     2726 Shelter Island Drive
                     Suite 370
                     San Diego, California  92106

Common               Chase Sullivan Krueger          416,375            8.22
                     3566 Garrison Street
                     San Diego, California  92106

Common               Robert Blair Krueger II         416,375            8.22
                     701 "B" Street, Suite 248
                     San Diego, California  92101

Common               Kenneth M. Chatfield            416,575            8.22
                     1724 Caliban Drive
                     Encinitas, California  92024

Common               Jennifer Chatfield              416,575            8.22
                     4206 Avacado Street
                     Angeles, California  90027

Common               Anthony and Nicole Gangale      441,475            8.71
                     7067 Rock Dove Street
                     Carlsbad, California  92009

Common               Kathleen Chatfield              416,375            8.22
                     1724 Caliban Drive
                     Encinitas, California  92024

Common               Lindsay B. Walters              416,375            8.22
                     714 Rushville
                     La Jolla, CA  92037

Common               Dana Walters                    416,375            8.22
                     11286 Crystal Oaks Way
                     San Diego, CA  92131

Common               Velma V. Walters                416,575            8.22
                     P.O. Box 8633
                     La Jolla, CA  92038

Common               Thomas H. Somers                416,575            8.22
                     721 Avalon Court
                     San Diego, CA  92109

Common               Mark W. Moniak (2)                0                 0

Common               Marisa L. Chatfield (2)           0                 0

Common               Directors and Officers            0                 0
                     as a group

--------------
         (1) Ruth Blair Ltd., a Bahamian international business company ("IBC"), is beneficially owned by Richard Rosburg, a Bahamian Citizen.

         (2) The address of Mr. Moniak and Ms. Chatfield is the same as the company's address.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors, executive officers and management employees of the Company, their ages, their positions and their offices, are set forth in the following table.


           NAME                       AGE          POSITION
           ----                       ---          --------
           Mark W. Moniak             36           Chairman of The Board of Directors,
                                                       President and Chief Executive Officer

           Marisa L. Chatfield        36           Secretary and Treasurer


         The directors of the Company will serve one year terms.

         The following is a biographical summary of the experience of the directors and executives of the Company:

MARK W. MONIAK, 36, has served as the President, Chief Executive Officer and the Chairman of the Board of Directors of the Company since April 2000. From 1989 until present, Mr. Moniak served as the Director of Sales for Baldwin Steel Company in Southern California. His duties include managing a six state western territory, developing strategies, generating sales to accounts, and customer service. Mr. Moniak has acquired residential properties in California since 1996.

MARISA L. CHATFIELD, 36, has served as the secretary and Treasurer of the Company since April 2000. From 1995 until present, Ms. Chatfield was the President of a real estate consulting business, Land Ventures, Ltd., which she founded in 1994 to consult, educate, and assist clients on land and property opportunities in San Diego County. Ms. Chatfield received her B.A. in Psychology from National University in San Diego.

ITEM 6.  EXECUTIVE COMPENSATION.

           The following table sets forth the annualized base salary that the Company has agreed to pay for 2000 to its President and Chief Executive Officer. None of the executive officers of the Company have received a total annual salary and bonus in excess of $100,000.

                                            Other     Registered
Name and                                    Annual       Stock       Securities                    All other
Principal   Year                         Compensation   Award(s)     Underlying    LTIP Payouts  Compensation
Position  (Note A) Salary ($)  Bonus ($)      $           $      Opinions/ SARs (#)       $            $
          -------- ---------- ---------- ------------ ---------- ------------------ ------------  ------------
Mark W.
Moniak,
President
and Chief
Executive
Officer     2000   $10,000        --         --          --             --               --            --



Note A: Although Snake River Properties, Inc. was incorporated on June 6, 1989, the Company has not paid salaries or other forms of compensation to employees prior to Mr. Moniak's salary in 2000.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         None.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 750,000,000 shares of common stock, no par value, of which 5,063,000 shares were used and outstanding as of June 30, 2000, and 10,000,000 shares of preferred stock, no par value, none of which are outstanding.

         Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors.

         A common shareholder has the right to vote his or her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person.

         In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of liabilities.

         Shareholders do not have preemption rights. The Company's articles of incorporation do not so provide.

         In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment if full of all liabilities.

         Shareholders do not have any other material rights. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         (a) Market Information

         Currently, there is no public market for the Company's common stock. At the appropriate time, the Company's management will complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers' Over-the-Counter Electronic Bulletin Board. There can be no assurance, however, that management will be successful in this endeavor.

         The Company has no common equity that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. All 5,000,000 shares of the 5,063,000 shares of common stock outstanding at June 30, 2000 could be sold pursuant to Rule 144 under the Securities Act.

         (b) Holders

         As of September 28, 2000, there were forty seven (47) common shareholders of record.

         (c) Dividends

         The Company has never declared any cash dividends.

         The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         As of May 6, 2000, the Company sold for $63,000 cash, a total of 63,000 shares of restricted common stock, as follows (all at $1.00 per share): Michael Glade, 5,000 shares; Ed Bracken, 100 shares; William Marshall, 100 shares; Larry Isen, 100 shares; Thomas Sommers, 100 shares, Paul Barnes, 100 shares; Herbert
E. Slezinger, 100 shares; Henry Siwecki, 5,000 shares; Anthony and Nicole Gangale, 25,00 shares; David Roshensky, 100 shares; Martha Warner, 100 shares; Kevin Warner, 100 shares; Rian Warner, 100 shares; Alyssa Warner,

100 shares; Jessica Warner, 100 shares; Asley Walters, 100 shares; Cliff Smith, 100 shares; Big Rock Marketing, Inc., 10,000 shares; Bellstar Marketing, Inc.,
150.00 shares; H. Kim Gidea, 100 shares; Candace Tangye, 100 shares; Jack Legg, 100 shares; Jack McCarthy, 100 shares; M. James Herbic, 100 shares; Kim D. Rust, 100 shares; Dale A. Colosky, 100 shares; Harold J. Russell, 100 shares; Michael Blumenthal, 150 shares; Donald Brady, 5,000 shares; Cazamar Zarimba, 10,000 shares; Daniel Condrick, 100 shares; Velma Walters, 100 shares, Kenneth M. Chatfield, 100 shares; Jenifer Chatfield, 100 shares; and Nancy Kirhoffer, 100 shares.

         The foregoing described issuances, without an underwriter, total 63,000 shares of restricted common stock. Each of these persons had access to all material information regarding the Company prior to the offer of sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of
Section 5 of the Securities Act of 1933, as amended, pursuant to section 4(2) thereof and by available state exemptions, from registration of the offer and sale of such common stock.

         The Company has been informed that, as of July 1, 2000, Churchill & Castle, Ltd. distributed a total of 5,000,000 shares of unrestricted common stock of the Company as follows: (i) Ruth Blair Ltd., IBC, 416,375 shares; (ii) InversaMex Capital, Ltd., 416,375 shares; (iii) Chase Sullivan Krueger, 416,375 shares; (iv) Robert Blair Krueger II, 416,375 shares; (v) Kenneth M. Chatfield, 416,375 shares; (vi) Jennifer Chatfield, 416,375 shares; (vii) Anthony and Nicole Gangale, 416,375 shares; (viii) Kathleen Chatfield, 416,375 shares; (ix) Lindsay B. Walters, 416,375 shares; (x) Dana Walters, 416,375 shares; (xi) Velma
V. Walters, 416,375 shares; and Thomas H. Somers, 416,375 shares. This distribution was exempt from registration under Section 5 of the Securities Act of 1933, as amended, pursuant to SEC Staff Legal Bulletin Number Four, Division of Corporate Finance of the SEC (September 16, 1997).

         As of July 1, 2000, Churchill & Castle gifted 100 shares of common stock of the Company to each of Snake River's 35 shareholders who purchased shares in the Company's May 6, 2000 private offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles and Bylaws provide that we will indemnify to the fullest extent permitted by the general laws of the State of Colorado our officers and directors. The scope of indemnification includes indemnifying for expenses and liabilities directors or officers may incur in defending, settling or satisfying any civil or criminal action brought against them on account of their being or having been directors or officers of the Company. We may indemnify officers or directors if such person acted in good faith and in a manner reasonable believed to be in the best interests of Snake River and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct in question was unlawful. In the event of a settlement, the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Snake River. Indemnification does not extend to such action where officers or directors are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Action of 1933, as amended, and the Securities Act of 1934, as amended (collectively, the "Acts"), may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART III

ITEM 1.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a) EXHIBITS

Exhibit
Number             Description
------             -----------

3.1                Articles of Incorporation

3.2                Bylaws

11                 Statement Re: Computation of Per Share Earnings

24                 Power of Attorney

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  SNAKE RIVER PROPERTIES, INC.



Date:  November 14, 2000                               /s/ MARK MONIAK
                                                   ----------------------------
                                                   By: Mark Moniak, President

                          SNAKE RIVER PROPERTIES, INC.

                              FINANCIAL STATEMENTS


ITEM 1.  FINANCIAL STATEMENTS.

         The Company's bylaws provide for indemnification against expenses incurred, of directors or officers who are named as defendants in litigation relating to corporate affairs, except where the director or officer is adjudged in the action to be liable for negligence or misconduct in the performance of duty.

         The Colorado General Corporation Law authorized the Company to do the above.

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                            Page
                                                                            ----

Independent auditors' report.................................................F-2

Balance sheet, June 30, 2000.................................................F-3

Statement of operations, June 6, 1989 (inception) through
    June 30, 2000............................................................F-4

Statement of shareholders' equity, June 6, 1989
    Through June 30, 2000....................................................F-5

Statement of cash flows, June 6, 1989 through
    June 30, 2000............................................................F-6

Summary of significant accounting policies...................................F-7

Notes to financial statements................................................F-9

                      AMENDMENT DATED NOVEMBER 14, 2000 TO
                          INDEPENDENT AUDITORS' REPORT
                               DATED JULY 20, 2000


To the Board of Directors and Shareholders
Snake River Properties, Inc.

I have amended the audited balance sheet of Snake River Properties, Inc. (a development stage company) as of June 30, 2000, and the related statements of operations, shareholders' equity, and cash flows, from June 6, 1989 (inception) through June 30, 2000. These financial statements are the responsibility of the Company's management and are presented to comply with Item 310(b)(2)(vi) of Regulation S-B. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snake River Properties, Inc. as of June 30, 2000, and the cumulative results of its operations and its cash flows from June 6, 1989 (inception) through June 30, 2000, in conformity with generally accepted accounting principles.


/s/ Craig W. Conners
--------------------
Craig W. Conners
San Diego, California
November 13, 2000

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                                  Balance Sheet

                                  June 30, 2000


                                     ASSETS

CASH..............................................................$      38,633
EQUIPMENT, less accumulated depreciation of $15...................          530
                                                                  --------------
                                                                  $      39,163
                                                                  ==============


                              SHAREHOLDERS' EQUITY

PREFERRED STOCK, no par value, 10,000,000 shares authorized;
   -0- shares issued and outstanding..............................            -
COMMON STOCK, no par value; 750,000,000 shares authorized;
   5,063,000 shares issued and outstanding (Note D)...............       94,000
ADDITIONAL PAID-IN CAPITAL (Note B)...............................          600
ACCUMULATED RETAINED DEFICIT ($15,437 accumulated
   during the development stage)..................................      (55,437)
                                                                  --------------
                                                                  $      39,163
                                                                  ==============

               See accompanying summary of significant accounting
                 policies and Notes to the financial statements
                                       F-3

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                             Statement of Operations

                 June 6, 1989 (inception) Through June 30, 2000



OPERATING EXPENSES
         Professional fees........................................        6,000
         Rent (Note B)............................................          600
         Web site development costs...............................        5,000
         Travel...................................................        3,744
         Depreciation.............................................           15
         Other....................................................           78
                                                                  --------------
                                         TOTAL OPERATING EXPENSES        15,437
                                                                  --------------
                                             LOSS FROM OPERATIONS       (15,437)


INCOME TAX EXPENSE (Note C).......................................            -
                                                                  --------------

                                                         NET LOSS $     (15,437)
                                                                  ==============


Basic loss per common share.......................................$           *
                                                                  ==============

Basic weighted average common shares outstanding..................    5,046,866
                                                                  ==============

         * Less than $.01 per share


         See accompanying summary of significant accounting policies and notes to the financial statements.
                                       F-4

                                                   SNAKE RIVER PROPERTIES, INC.
                                                   (A Development Stage Company)

                                                 Statement of Shareholders' Equity

                                          June 6, 1989, (Inception) through June 30, 2000


                                                Preferred Stock           Common Stock        Additional
                                           ------------------------ ------------------------   Paid-in     Retained
                                              Shares      Amount      Shares       Amount      Capital      Deficit        Total
                                           ----------- ------------ ----------- ------------ ------------ ------------ ------------
Balance, April 10, 2000....................         -  $         -   5,000,000  $    40,000  $         -  $   (40,000) $         -
May 1, 2000, shares sold in private
placement offering, net of offering
costs of $9,000 ($1.00/share)
    (Note D)...............................         -            -      63,000       54,000            -            -       54,000

Office space contributed by
    Company's president (Note B)...........         -            -           -            -          600            -          600

Net loss from April 10, 2000 through
    June 30, 2000..........................         -            -           -            -            -      (15,437)     (15,437)
                                           ----------- ------------ ----------- ------------ ------------ ------------ ------------
                     BALANCE, JUNE 30, 2000         -  $         -   5,063,000  $    94,000  $       600  $   (55,437) $    39,163
                                           =========== ============ =========== ============ ============ ============ ============

* Restated for 8 to 1 reverse stock split (see Note D)

                                  See accompanying summary of significant accounting policies and notes to the financial statements.
                                                                F-5

                                    SNAKE RIVER PROPERTIES, INC.
                                    (A Development Stage Company)

                                       Statement of Cash Flows

                           June 6, 1989 (Inception) Through June 30, 2000

OPERATING ACTIVITIES
      Net loss..................................................................$     (15,437)

      Transactions not requiring cash:
           Depreciation.........................................................           15
           Office space contributed by the Company's president (Note B).........          600
                                                                                --------------
                                                              NET CASH (USED IN)
                                                            OPERATING ACTIVITIES      (14,822)
                                                                                --------------

INVESTING ACTIVITIES
      Equipment purchases.......................................................         (545)
                                                                                --------------
                                                              NET CASH (USED IN)
                                                            INVESTING ACTIVITIES         (545)
                                                                                --------------

FINANCING ACTIVITIES
      Proceeds from the sale of common stock (Note D)...........................       63,000
      Payments for offering costs...............................................       (9,000)
                                                                                --------------
                                                            NET CASH PROVIDED BY
                                                            FINANCING ACTIVITIES       54,000
                                                                                --------------

                                             CHANGE IN CASH AND CASH EQUIVALENTS       38,633
Cash and cash equivalents, beginning of period..................................            -
                                                                                --------------
                                        CASH AND CASH EQUIVALENTS, END OF PERIOD       38,633
                                                                                ==============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
      Interest..................................................................$           -
                                                                                ==============
      Income taxes..............................................................$           -
                                                                                ==============

                   See accompanying summary of significant accounting policies and notes to the financial statements.
                                                 F-6

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE COMPANY

Snake River Properties, Inc. (the "Company") entered the development stage as a residential real estate company in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises" on the date of its incorporation, June 6, 1989. the Company entered into a new development stage on April 10, 2000 as a company intending to qualify as a real estate investment trust. At present, the Company intends to qualify as an equity real estate investment trust that will acquire, own and operate multi-family residential and multi-tenant light industrial properties located in the Snake River Territory.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Upon retirement or disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

WEB SITE DEVELOPMENT

The Company expenses all internal and external costs incurred to develop internal-use computer software. As a development stage company, management has determined there is no assurance that the web site will provide substantive service potential to the Company.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EARNINGS/(LOSS) PER SHARE

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company's only financial instrument at June 30, 2000 was cash.

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A:  NATURE OF ORGANIZATION

BACKGROUND
The Company was incorporated under the laws of Colorado on June 6, 1989. From its inception, the Company has been a development stage company under SFAS No. 7 with the specific business plan upon incorporation until April 9, 2000 of acquiring and developing residential real estate in the State of Colorado. Following incorporation, the Company remained a shell company in its initial development stage which identified certain real estate in Colorado for acquisition and development. Effective April 10, 2000, the Company entered its development stage as a real estate company which intends to seek qualification as a real estate investment trust. The Company is currently a "shell corporation" and its principal activities since April 10, 2000 have consisted of organizational matters for its new development plan and the sale of its no par value common stock.

RE-INCORPORATION
On April 10, 2000, the Company filed amended articles of incorporation with the State of Colorado, at which time the Company revised Article XI, Board of Directors. The Board consists of one director who is also the President of the Company.

NOTE B:  RELATED PARTY TRANSACTION

The President provided office space to the Company at no charge for the period presented. The office space was valued at $200 per month and is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

NOTE C:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:


                                                                    June 30,
                                                                      2000
                                                                  --------------
         U.S. federal statutory graduated rate....................        15.00%
         State income tax rate, net of federal benefit............         7.51%
         Offering costs...........................................        13.13%
         Net operating loss for which no tax benefit
            is currently available................................       -35.64%
                                                                  --------------
                                                                           0.00%
                                                                  ==============


At June 30, 2000, deferred taxes consisted of a net tax asset of $5,502, due to operating loss carryforwards of $15,437, which was fully allowed for in the valuation allowance of $5,502. The valuation allowance from June 6, 1989 (inception) through June 30, 2000 was $5,502. Net operating loss carryforwards will expire through 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                          SNAKE RIVER PROPERTIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE D:  SHAREHOLDERS' EQUITY

COMMON STOCK

In April and May of 2000, the Company conducted a private placement offering whereby it sold 63,000 shares of its no par value common stock for $1.00 per share pursuant to an exemption from registration claimed under Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The Company received net proceeds of $54,000 after deducting offering costs totaling $9,000.

Following its original incorporation in June of 1989, the Company issued 40,000,000 of its no par value common stock to an officer as payment for services related to the organization and start-up of the Company. The value of the transaction could not be objectively measured as the services were rendered by a related party. The transaction was recorded at a nominal value of $40,000 ($.001 per share) as there was no market price for the Company's common stock on the date of issuance.

REVERSE STOCK SPLIT

On April 7, 2000, the Board of Directors authorized an 8 to 1 reverse split of the Company's no par value common stock, effective on that date. As a result of the split, the Company's outstanding common shares were reduced from 40,000,000 to 5,000,000. All per share and shares outstanding data in the accompanying financial statements have been restated to reflect the reverse split.

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